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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G
                              (Rule 13d-102)

                     INFORMATION STATEMENT PURSUANT TO
                       RULES 13d-1 (b), (c) AND (d)
                   AND AMENDMENTS THERETO FILED PURSUANT
                             TO RULE 13d-2(b)

                         PROTEIN DESIGN LABS, INC.
                             (Name of Issuer)


                               COMMON STOCK
                              $.01 PAR VALUE
                      (Title of Class of Securities)


                                74369L 103
                              (CUSIP Number)


                               March 5, 1998
                           (Date of Event Which
                    Requires Filing of this Statement)

               Check the box to designate the rules pursuant
                      to which this Schedule is filed

                             [ ] Rule 13d-1(b)
                            [x]   Rule 13d-1(c)
                             [ ] Rule 13d-1(d)


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CUSIP No.15115610              13G            Page   ___   of   6    Pages
-----------------                             ----------------------------

      1     NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Corange International Limited

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                    (b)  [ ]

      3     SEC USE ONLY

      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Bermuda

           NUMBER OF SHARES        5       SOLE VOTING POWER
         BENEFICIALLY OWNED BY             1,682,877
         EACH REPORTING PERSON
                 WITH              6       SHARED VOTING POWER
                                           -0-

                                   7       SOLE DISPOSITIVE POWER
                                           1,682,877

                                   8       SHARED DISPOSITIVE POWER
                                           0



      9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,682,877

     10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                    [ ]

     11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 9.17%

     12          TYPE OF REPORTING PERSON*
                 CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


               Item 1(a).  Name of Issuer.

               Protein Design Labs, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices.


2375 Garcia Avenue
Mountain View, CA 94043


Item 2(a).  Name of Person Filing.

       This Schedule 13G amends Amendment No. 2 to Schedule 13D filed on April 4, 1997 by Corange International Limited ("CIL") in respect of shares of Common Stock of the Company. On March 5, 1998, Roche Healthcare Limited, a Bermuda corporation ("Purchaser"), consummated its acquisition (the "Acquisition") of all of the outstanding capital stock of Corange Limited ("Corange"). At the time of the Acquisition, Corange owned, through its wholly-owned subsidiary CIL, 1,682,877 shares of Common Stock of the Company.

      Corange is a Bermuda corporation. CIL, a Bermuda corporation, is a subsidiary of Corange. Purchaser is a wholly owned subsidiary of Roche
Finance Ltd, a Swiss corporation ("Finance"), which, in turn, is a wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

      The address of the principal offices of Purchaser and CIL is Church & Parliament Sts., Hamilton, HM 12, Bermuda. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

               Item 2(c).  Citizenship.

               See Item 2(b).

Item 2(d).  Title of Class of Securities.

               This statement relates to the Company's common stock, par value $0.01 per share (the "Common Stock").

Item 2(e).  CUSIP Number.

               74369L 103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is a:


(a)    [ ]  Broker or dealer registered under Section 15 of the Exchange Act,

(b)    [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act,

(c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the Exchange
            Act,

(d)    [ ]  Investment Company registered under Section 8 of the Investment
            Company Act,

(e)    [ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)    [ ]  Employee Benefit Plan or Endowment Fund in accordance with Rule
            13d-1(b)(1)(ii)(F),

(g)    [ ]  Parent Holding Company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G),

(h)    [ ]  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act,

(i)    [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

(j)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

               (a) Amount beneficially owned: 1,682,877 shares of Common Stock

               (b) Percent of class: 9.17%

               (c) Number of shares as to which such person has:

      (i) Sole power to vote or to direct the vote:   1,682,877

      (ii) Shared power to vote or to direct the vote:   -0-

      (iii) Sole power to dispose or to direct the disposition of:   1,682,877

      (iv) Shared power to dispose or to direct the disposition of:   -0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following.   [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 1998


                                     CORANGE INTERNATIONAL LIMITED


                                     By: /s/ Graham B.R. Collis
                                         ----------------------
                                     Name: Graham B.R. Collis
                                     Title: Director



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).